FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2018

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒            Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐            No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ]

NATIONAL BANK OF GREECE S.A.

Athens, 4 July 2018

NBG Group announces the completion of the sale of NBG Albania

National Bank of Greece S.A. (“NBG”) announces the completion of the sale of its 100% stake in Banka NBG Albania Sh.A. (“NBG Albania”) to American Bank of Investments S.A. (“ABI”) following receipt of the required regulatory approvals from i) the Bank of Albania and ii) the Competition Authority of Albania.

The successful completion of the transaction, which has taken place in the context of NBG’s Restructuring Plan, increases NBG’s Q1 2018 CET1 Ratio by 11 bps, following the capital impact already booked in Q4 2017 upon signing of the capital accretive transaction.

UBS Investment Bank acted as exclusive financial advisor to NBG. Freshfields Bruckhaus Deringer acted as international legal counsel and CR Partners as Albanian legal counsel to NBG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos
(Registrant)

Date: July 4th, 2018

Chief Financial Officer

/s/ George Angelides
(Registrant)

Date: July 4th, 2018

Director, Financial Division